Mail Stop 4561

April 23, 2010

James D. Edsall, President
Santaro Interactive Entertainment Company
5348 Vegas Drive
Las Vegas, NV 89108

      **Re:**     **Santaro Interactive Entertainment Company**
              **Registration Statement on Form S-1**
              **Filed March 29, 2010**
              **Amendment No. 1 to Registration Statement on Form S-1**
              **Filed March 29, 2010**
              **File No. 333-165751**

Dear Mr. Edsall:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     Because you do not intend to enter into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period until the minimum offering amount has been satisfied, please provide appropriate disclosure that investors' money will not be insulated from creditor claims including currently unknown contingencies. Please add corresponding disclosure on the first page of the prospectus summary and wherever you discuss your plans to place the proceeds from the offering in a separate bank account, including the plan of distribution section. In addition, it appears that a risk factor is warranted. Consider Exchange Act Rule 10b-9.

Cover Page

2.      Please revise the bold heading disclosing the title and amount of shares to indicate the minimum and maximum number of shares to be sold in the offering.  In addition, please revise the first sentence of the initial paragraph to clarify that the offering is being made on a minimum-maximum basis.

Prospectus Summary, page 6

Our Company, page 6

3.      Please clarify that your proposed product is in the early stages of development and that you do not currently have a marketable product.

Risk Factors, page 8

General

4.      Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses.  Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors.  See Item 503(c) of Regulation S-K.  For additional guidance, refer to Staff Legal Bulletin No. 7A, available on our website.

5.      Geo Global Capital Corp. currently owns 67.6% of your common stock and will continue to own a significant percentage of your common stock, even if the maximum number of shares is sold in this offering.  Please add a risk factor advising potential purchasers of the associated risks.

"We depend upon key individuals and the ability to attract qualified personnel," page 9

6.      Please clarify that Mr. Edsall, your only employee, currently devotes approximately 10 hours per week to your operations.

"There are restrictions on the transferability of the securities," page 11

7.      This risk factor does not appear to apply to the current offering.  Please explain or revise.

"Our shares are not liquid," page 12

8.      On page 12, you state that you have "arranged for a market maker to apply to have [y]our common stock quoted on the OTCBB on or about the effective time of the registration statement."  On page 14, you state that you "plan to contact a market marker immediately following the close of the offering and apply to have

[y]our shares quoted on the OTCBB." Please reconcile these statements. In addition, your disclosure regarding your plans to be quoted on the OTCBB should appropriately reflect the conditional nature of the process. For instance, consider disclosing here that in order for your common shares to be quoted on the OTCBB, an authorized market maker must agree to sponsor you and will be required to file a Form 211 with FINRA. Further, there is no assurance that a market maker will agree to file the necessary documents or, if filed, that any request for sponsorship will be approved.

## "We will incur ongoing costs and expenses for SEC reporting…," page 14

9.     Please provide quantitative information regarding the estimated costs of SEC reporting and compliance, if known and material.

## Selling Security Holders, page 18

10.    We note your statement on page 18 that the shares offered by the selling shareholders were acquired from you in private placements in reliance on exemption from registration under Regulation D of the Securities Act of 1933. Your disclosure on page 42 indicates that the unregistered sales occurred in January and February 2010. You do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after March 16, 2009, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

## Plan of Distribution, page 20

## Shares Offered by the Company, page 21

11.    Please specify that Mr. Edsall will sell the shares offered by the company at a fixed price of $0.02 per share, for the 180-day subscription period, as extended.

## Procedures for Subscribing, page 23

12.    We note your disclosure elsewhere that the proceeds will be deposited in a separate bank account until such time as the minimum number of shares is sold. Please expand your disclosure here, and elsewhere as appropriate, to indicate how you will determine whether you have met the minimum subscription amount within the subscription or extended subscription period. Specify when the dollar amounts received will be counted towards the minimum subscription amount, e.g., only if the form of payment, such as any check, clears the banking system

and represents immediately available funds held by or for the account of the issuer, prior to the termination of the subscription or extended subscription period.

## Information about the Company, page 26

## Competition, page 29

13.     We note that you have identified Second Life, World of Warcraft, and Half-life 2 as competitors.  Considering that you are in the early stages of developing your proposed product, please expand your disclosure to clarify why you view these as your main competitors.

## Online Gaming Market, page 29

14.     Some of the statistics cited in this section refer to worldwide online gaming and retail e-commerce.  Given that your proposed business appears to address only a portion of these markets, it is unclear how these statistics are relevant to your proposed business.  Please revise to describe more specifically the portion of the market applicable to you, and to include data that is relevant to and targeted at your proposed business.

15.     Please disclose the source and publication date for all statistics and dollar amounts provided in your disclosure.  In addition, please provide us with copies of the relevant portions of sources supporting the statistics.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

## Executive Compensation, page 38

## Summary Compensation Table, page 38

16.     On page 38, you state that the summary compensation table reflects what you have paid to your directors from your inception on December 30, 2009 through February 28, 2010.  Please also disclose whether Messrs. Lansdowne and Edsall received any compensation in their capacity as officers.  To the extent that you include tabular disclosure regarding compensation, please revise the tables to conform to Items 402(n) and 402(r) of Regulation S-K.  Consider Item 402(m)(4) of Regulation S-K.

## Security Ownership of Certain Beneficial Owners and Management, page 39

17.     Please revise to clarify that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days.  See Instruction 1 to Item 403 of Regulation S-K and Rule 13d–3(d)(1).

18.     Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Geo Global Capital Corp.  See Instruction 2 to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 39

19.     Please note that disclosure pursuant to Item 404 of Regulation S-K applies to beneficial owners of more than five percent of any class of your voting securities.  Please revise your disclosure accordingly.

20.     GEO Global Capital Corp. appears to constitute a control person.  See Rule 405 of Regulation C.  Please revise this section to include all disclosure required by Item 404(c) of Regulation S-K.  See Item 404(d) of Regulation S-K.  For example, but without limitation, provide the required disclosure regarding the January 2010 unregistered offering in which GEO Global Capital Corp. purchased 8 million shares of your common stock.

Exhibits, page 43

21.     We note your disclosure on page F-11 that on February 5, 2010, you entered into an assignment agreement with a third party, wherein all title, right and interest to the Character Adapted Gaming Platform Invention was assigned to you in exchange for $5,000.  This agreement appears to be a material contract upon which you are substantially dependent.  Please provide us with your analysis as to how you determined not to file such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K; in the alternative, file the agreement as an exhibit.

Undertakings, page 43

22.     Paragraph 1(c) appears to vary from the text of Item 512(a)(1)(iii) of Regulation S-K.  Please revise.

23.     The undertaking provided in connection with Item 512(a)(5)(ii) of Regulation S-K appears to be missing the lead-in language "That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser." See paragraph (a)(5) of Item 512 of Regulation S-K.  Please revise.

Signatures

24.     The registration statement must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of your board of directors or persons performing similar functions.  See paragraph 1 of Instructions to Signatures for Form S-1.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2 of Instructions to

Signatures for Form S-1.  Thus, because it appears that Mr. Edsall is your principal executive officer, principal financial officer, and controller or principal accounting officer, please revise to indicate this in his signature block.

Exhibit 23.1

25.     We note the consent filed as an exhibit to the first amended Form S-1 references December 20, 2009 as the company's date of inception in referring to the financial statement period opined upon.  However, the audit report on page F-3 and the financial statements indicate the company's date of inception as December 30, 2009.  Please have the auditors reconcile this discrepancy and file an updated consent with the next amendment accordingly.

*          *          *          *          *

As appropriate, please amend your filings in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,


Maryse Mills-Apenteng
Special Counsel


cc:     <u>Via Facsimile (202) 478-2900</u>
        Andrew J. Befumo, Esq.
        Befumo & Schaeffer, PLLC